UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On April 19, 2006, Mr. Neeraj Bharadwaj tendered to WiderThan Co., Ltd. (the
“Company”) his resignation from the Board of Directors of the Company.  Mr.
Bharadwaj’s resignation became effective on May 10, 2006 when his resignation letter was accepted by and registered with the Korean Commercial Registry.
Mr. Bharadwaj is resigning as part of a transition plan to create more room for external directors on the Company’s Board.

As Mr. Bharadwaj’s replacement, Mr. Andrew Kaplan has agreed to join the Board of Directors of the Company and to serve as a member of both the Audit
Committee and the Board Nomination and Corporate Governance Committee of the
Company’s Board.  Mr. Kaplan’s biography is set forth below:

Andrew P. Kaplan has agreed to join our Board of Directors and to serve as a member of our Audit Committee and our Board Nomination and Corporate
Governance Committee.  Mr. Kaplan is presently Executive Vice President and
Chief Financial Officer of Audible, Inc. and has served in such position since
June 1999.   Previously, Mr. Kaplan served as chief financial officer of each of Thomson Corporation Publishing International, Vertis Inc. and Time-Life
Inc.  Earlier in his career, Mr. Kaplan was with Ernst & Young.  A Certified
Public Accountant, Mr. Kaplan received his bachelor’s degree in business administration from Florida State University and his master’s degree in business administration from Harvard Business School.

Mr. Kaplan’s term as a Director will commence upon (i) the approval of his nomination as a Director by the shareholders of the Company at a shareholders’
meeting to be called in the near future and (ii) the registration of Mr.
Kaplan’s acceptance with the Korean Commercial Registry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: May 11, 2006	By:	Dan Nemo
	Name:	Dan Nemo
	Title:	Vice President and General Counsel